



11020876

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2010__ AND ENDING __DECEMBER 31, 2010__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORESIDE FUND SERVICES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

THREE CANAL PLAZA, 3RD FLOOR
(No. and Street)

PORTLAND	MAINE	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___J. EDWARD PIKE___   __(614) 416-8821__
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__MARCUM LLP__
(Name – if individual, state last, first, middle name)

750 THIRD AVENUE, 11TH FLR.	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ J. EDWARD PIKE _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ FORESIDE FUND SERVICES, LLC _____ , as of _____ DECEMBER 31, _____ , 20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Amber Patterson
Notary Public, State of Ohio
My Commission Expires 08-11-2013

_____
Signature

FINANCIAL AND OPERATIONS PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

CONTENTS



INDEPENDENT AUDITORS' REPORT

To the Member of
Foreside Fund Services, LLC

We have audited the accompanying statement of financial condition of Foreside Fund Services, LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Foreside Fund Services, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
February 21, 2011

1


MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ Phone 212.485.5500 ■ Fax 212.485.5501 ■ **marcumllp.com**

FORESIDE FUNDS SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

Assets

Cash and cash equivalents	$ 1,137,798	
Distribution fees receivable	150,739	
Prepaid expenses	48,877	
Other receivables	599,918	
Receivables from affiliates	620	
Other assets	8,585	
Total Assets		$ 1,946,537

Liabilities and Member's Equity

Liabilities

Accrued distribution fees	$ 530,864	
Accounts payable and accrued expenses	168,919	
Due to related parties	282,295	
Total Liabilities		$ 982,078

Commitments and Contingencies

Member's Equity	964,459
Total Liabilities and Member's Equity	$ 1,946,537

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

Foreside Fund Services, LLC, (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

The Company is a limited liability company and was a wholly-owned subsidiary of Foreside Financial Group, LLC ("FFG") until October 1, 2010. Effective October 1, 2010, the Company became an indirect wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors, LLC ("Foreside" or the "Parent"). Three wholly owned subsidiaries of Foreside Financial Group, LLC ("FFG"), Foreside Compliance Services, LLC ("FCS"), Foreside Management Services ("FMS") and Foreside Alternative Investment Services ("FAIS"), all of which provide compliance services, share occupancy costs with the Company.

The limited liability company agreement provides for the Company to exist in perpetuity.

The Company is engaged in the business of providing statutory underwriting and distribution, active distribution, placement agent services, and registered representative "only" registration services.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those amounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

DISTRIBUTION FEES AND OTHER RECEIVABLES

The Company extends unsecured credit in the normal course of business to its customers. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectable amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2010, the Company recorded an allowance of $9,612 for any potential non-collection.

INCOME TAXES

The Company is considered a disregarded entity for Federal income tax purposes and is therefore required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of its parent and passed through to its owners. The Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statement. The Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statement. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through February 21, 2011, which is the date the financial statement was available to be issued.

NOTE 3 - FAIR VALUE

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 - Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 - Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 - Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, prepaid expenses, distribution fees receivable, accounts receivables, accrued expenses and other liabilities.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company participates in a variety of financial and administrative transactions with affiliates.

During the year, pursuant to formal management agreements dated August 1, 2008 and August 1, 2009, FFG provided to the Company administrative overhead services including corporate administration and legal costs through September 30, 2010. FFG charged the Company an administrative service fee for these services designed to cover the costs of providing such services. Effective October 1, 2010, Foreside provides these services to the Company. At December 31, 2010, amounts due to Foreside for these services amounted to $247,278. The cost to the Company for 2010 was $1,293,372. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

NOTE 4 - RELATED PARTY TRANSACTIONS (CONTINUED)

At December 31, 2010, due to related parties includes $22,442 which results from revenue collected on behalf of related parties.

In addition, the Company shares occupancy costs with FCS, FMS and FAIS.

The Company made capital distributions to its Parent during the year totaling $370,000.

NOTE 5 - NET CAPITAL REQUIREMENT

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $306,548, which was $241,076 in excess of its minimum required net capital of $65,472. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was 3.20 to 1.

NOTE 6 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not maintain customer accounts or handle customer funds.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 7 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

CREDIT RISK

The Company maintains checking and money market accounts in a financial institution. Accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

NOTE 8 – AGREEMENTS

The Company has Distribution Agreements (the "Agreements") with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreements are for initial one or two year terms. Thereafter, if not terminated, the Agreements shall continue with respect to the Funds for successive one-year terms, provided such continuation is approved at least annually (a) by the vote of a majority of those members of the respective Fund's Board of Trustees who are not parties to this agreement or interested persons of any such party and (b) by the vote of the respective Fund's Board of Trustees, or by the vote of a majority of the outstanding voting securities of such Fund. The Agreements are terminable without penalty with 60 days' prior written notice, by the respective Fund's Board of Trustees, by a vote of a majority of the outstanding voting securities of the Funds, or by the Company. The Company has also entered into Distribution Services Agreements with the investment advisors to certain of the Funds (the "Services Agreement") which continue in effect through the term of the Distribution Agreements. The Company receives commissions on sales of certain new Funds' shares and any distribution and services (12b-1) fees paid by the Funds for shares sold which are still outstanding.

The Company enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries distribution and shareholder servicing fees (12b-1 fees or commissions) as outlined in their respective Dealer and Selling Group Member Agreements provided that the Company first receives such payments from the Funds.

NOTE 8 - AGREEMENTS (CONTINUED)

The Company is entitled to receive the compensation and reimbursement of the expenses set forth in the Distribution Agreements or the Services Agreements, based on the services selected. The Agreements contain a fixed annual fee plus a variable portion if additional services are provided. Pursuant to the Services Agreement, if the Funds are not authorized to compensate and reimburse the Company in full in accordance with the Agreement, the investment advisor shall compensate and reimburse the Company to the extent that the Funds are not so authorized. The revenue is realized as base distribution fees.

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010